

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

Via E-mail
Ronald W. Pickett
President, Chief Executive Officer and Director
Clean Wind Energy Tower, Inc.
1997 Annapolis Exchange Parkway, Suite 300
Annapolis, Maryland 21401

> **Re: Clean Wind Energy Tower, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-174762**

Dear Mr. Pickett:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 17

1.   Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

2.   Please disclose the natural person or persons who have voting or investment control over the shares to be offered by the legal entities listed as selling stockholders.

Ronald W. Pickett
Clean Wind Energy Tower, Inc.
June 28, 2011
Page 2

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Stephen M. Fleming (via e-mail)